EXHIBIT 99.2

Notice of Change in Corporate Structure
Pursuant to Section 4.9 of National Instrument 51-102

1.	Parties to the Transaction

Brazauro Resources Corporation (“Brazauro”) (now Brazauro Resources ULC)
Eldorado Gold Corporation (“Eldorado”)
Eldorado Gold Holdings (BC) Ltd. (“Eldorado Subco”)
TriStar Gold Inc. (“TriStar”)

2.	Description of the Transaction

Pursuant to a plan of arrangement (the “Plan of Arrangement”) under an arrangement agreement dated May 11, 2010 as amended by an amendment agreement dated June 8, 2010 (the “Arrangement Agreement”) among Brazauro, Eldorado, Eldorado Subco and TriStar, Eldorado directly and indirectly acquired, by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “BCBCA”), all of the issued shares of Brazauro (“Brazauro Shares”) not already held by Eldorado.  Shareholders of Brazauro received consideration consisting of 0.0675 of a common share of Eldorado and one-third of a common share of TriStar for each Brazauro Share held.  Pursuant to the Plan of Arrangement, all of the outstanding options and warrants of Brazauro not owned by Eldorado were exchanged for converted Eldorado options and converted Eldorado warrants.

3.	Effective Date of the Transaction

July 20, 2010

4.	Names of Each Party that Ceased to Be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

As part of the Plan of Arrangement, Brazauro was converted into an unlimited liability company under the BCBCA, has changed its name to Brazauro Resources ULC and an application will be made for Brazauro to cease to be a reporting issuer in all jurisdictions in which it is reporting.

As a result of the Arrangement, TriStar is deemed to be a reporting issuer in British Columbia, Alberta and Ontario.

5.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

TriStar’s first financial year-end will be December 31, 2010.

6.	The Periods of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

TriStar’s first interim financial statements will be for the period ended September 30, 2010. TriStar’s first annual financial statements will be for the period ended December 31, 2010.

7.	Documents Filed under National Instrument 51-102 Describing the Transaction, which are available on SEDAR at www.sedar.com under “Brazauro Resources Corporation” and “Eldorado Gold Corporation”

Arrangement Agreement dated May 11, 2010 and filed May 14, 2010
News Release issued and filed by Brazuaro May 12, 2010

Material Change Report of Brazauro dated and filed May 12, 2010
News Release issued and filed by Eldorado May 12, 2010
Early Warning Report dated and filed May 14, 2010
News Release issued and filed by Brazauro June 15, 2010
Material Change Report dated and filed June 15, 2010
Amendment Agreement dated June 8, 2010 and filed June 15, 2010
Management Information Circular of Brazuaro dated June 10, 2010 and filed June 18, 2010
News Release issued by Brazuaro July 15, 2010 and filed June 15, 2010
News Release issued and filed by Brazuaro July 20, 2010
News release issued and filed by Eldorado July 20, 2010